April 10, 2007
VIA EDGAR AND HAND DELIVERY
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	MBF Healthcare Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-135610 Filed March 30, 2007
Dear Mr. Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we respond below to the Commission Staff’s comment letter dated April 6, 2007 regarding the Company’s Amendment No. 4 to Registration Statement Form S-1. Simultaneously with the submission of this letter, the Company filed Amendment No. 5 to the Form S-1. The Company is also simultaneously requesting that the effectiveness of the Registration Statement be accelerated to 4:00 PM eastern time on Thursday, April 12, 2007.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.
General Comments
1.	In the company’s response to our prior comment 2 from our letter dated March 26, 2007, you indicate that the broker will be informed of the limit amount based on the company’s Form 8-K announcing the signing of the definitive agreement. Please revise your Form S-1 disclosure to indicate how the per share amount will be computed at that time and reflect the fact that the broker will use the Form 8-K disclosure.

Mr. John Reynolds
April 10, 2007

The prospectus has been revised on pages 30 and 85 to clarify that the amount held in trust (less taxes payable) will be determined by the Company as of the close of business on the day prior to the filing of the Current Report on Form 8-K announcing the execution of a definitive agreement for our initial business combination.

2.	We note that the company has added disclosure on pages 30 and 85 in response to our prior comment 2 indicating that the purchase plan may support the price of the common stock. Your statement, while accurate, does not entirely address the concern identified in our comment. Our concern is that, in some instances, the stock price of an acquiring company fluctuates based on the market’s perception of a proposed transaction. Thus, if the market views a proposed merger poorly, an investor may expect the stock price of the acquiring company to decline. Your stock purchases, which will commence 10 business days after your Form 8-K is filed, may counteract this market disapproval mechanism. Please revise your existing disclosure accordingly, or advise why no revision is necessary.

The prospectus has been revised on page 85 to clarify that if the market does not view a business combination positively, the open market purchases may have the effect of counteracting the market’s view of the business combination.

3.	Please provide a currently dated consent from your accounting firm in your next amendment.

An updated accounting consent has been filed as Exhibit 23.1.
     We look forward to hearing from you regarding Amendment No. 5 to the Registration Statement. If you have any questions, please call me at (305) 982-5858.

Sincerely.
/s/ Bradley D. Houser

cc: Miguel B. Fernandez Chairman and Chief Executive Officer MBF Healthcare Acquisition Corp.